Offer by
THE ASIA TIGERS FUND, INC.
To Repurchase for Cash
up to 5% of the Fund’s Outstanding
Shares of Common Stock

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON JANUARY 14, 2011 (“REPURCHASE REQUEST DEADLINE”)

THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES
BEING TENDERED, BUT IS SUBJECT TO OTHER CONDITIONS AS OUTLINED IN THE
OFFER TO REPURCHASE AND IN THE LETTER OF TRANSMITTAL.

December 23, 2010

To Brokers, Dealers, Commercial Banks,
  Trust Companies and Other Nominees:

We are enclosing herewith the material listed below relating to the offer of The Asia Tigers Fund, Inc., a Maryland corporation registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company (the “Fund”), to purchase up to 5% of the Fund’s outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), upon the terms and conditions set forth in the Offer to Repurchase dated December 23, 2010 and in the related Letter of Transmittal (which together constitute the “Repurchase Offer”). The price to be paid for the Shares is an amount per Share, net to the seller in cash, equal to 100% of the net asset value per Share as determined by the Fund at the close of regular trading on the New York Stock Exchange on January 21, 2011 (the “Repurchase Pricing Date”), minus a repurchase fee (the “Repurchase Fee”) equal to 2% of the net asset value per Share. The Fund has established a record date of December 17, 2010 for identifying stockholders eligible to receive Repurchase Offer materials.

Blackstone Asia Advisors L.L.C. (“Blackstone Advisors”) serves as the Fund’s Investment Manager. Blackstone Advisors is an affiliate of The Blackstone Group L.P. Blackstone Advisors is a limited liability company organized under the laws of Delaware on August 26, 2005 and a registered investment adviser under the Investment Advisers Act of 1940. The principal business address of Blackstone Advisors is 345 Park Avenue, New York, NY 10154.

We are asking you to contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Repurchase Offer to their attention as promptly as possible. No fees or commission will be payable to brokers, dealers or other persons for soliciting tenders of Shares pursuant to the Offer. The Fund will, upon request, reimburse you for reasonable and customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Fund will pay all transfer taxes on its purchase of Shares, subject to Instruction 7, “Stock Transfer Taxes,” of the Letter of Transmittal. However, backup withholding at a 28% rate may be required unless either an exemption is proved or the required taxpayer identification information and certifications are provided. See Section 13, “Federal Income Tax Consequences,” of the Offer to Repurchase and Instruction 11, “Backup Withholding,” of the Letter of Transmittal.

The Fund’s Shares have at times traded at a premium to the Fund’s net asset value per Share. It may not be in a Stockholder’s interest to tender Shares in connection with the Repurchase Offer if the Shares are trading at a premium. The market price of the Shares can and does fluctuate. Accordingly, on the Repurchase Pricing Date, the market price of the Shares may be above or below the Fund’s net asset value per Share.

For your information and for forwarding to your clients, we are enclosing the following documents:

1. A letter to Stockholders of the Fund from Prakash Melwani, Director and President of the Fund;

2. The Offer to Repurchase, dated December 23, 2010;

3. The Letter of Transmittal for your use and to be provided to your clients;

4. Notice of Guaranteed Delivery;

5. Form of letter to clients that may be sent to your clients for whose accounts you hold Shares registered in your name (or in the name of your nominee); and

6. Return envelope addressed to BNY Mellon Investment Servicing (U.S.) Inc. (the “Depositary”).

The Repurchase Offer is not being made to, nor will the Fund accept tenders from, holders of Shares in any state or other jurisdiction in which the Repurchase Offer would not be in compliance with the securities or Blue Sky laws of such jurisdiction.

As described in the Fund’s Offer to Repurchase under Section 5, “Procedure for Tendering Shares,” tenders may be made without the concurrent deposit of stock certificates if (1) such tenders are made by or through a broker or dealer that is a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office, branch, or agency in the United States; and (2) certificates for Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at a Book-Entry Transfer Facility (as defined in the Letter of Transmittal)), together with a properly completed and duly executed Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Depositary within three business days after receipt by the Depositary of a properly completed and duly executed Notice of Guaranteed Delivery.

As described in the Offer to Repurchase, if more than 5% of the Fund’s outstanding Shares are duly tendered prior to the Repurchase Request Deadline, the Fund will either (1) repurchase all of the additional Shares tendered, if the amount of such additional Shares does not exceed 2% of the Fund’s outstanding Shares, or (2) repurchase Shares tendered on a pro rata basis, provided that the Fund will purchase all Shares from Stockholders who own 99 Shares or fewer and tender all of their Shares. If such a tender is made by a broker, commercial bank, trust company or other nominee for beneficial owner(s) of Shares with respect to which it is the record holder, such broker, commercial bank, trust company or other nominee must represent and warrant in the Letter of Transmittal that it believes, based upon representations made to it by such beneficial owner(s), that each such person owns 99 shares or fewer.

Neither the Fund, its Board of Directors nor the Investment Manager to the Fund makes any recommendation to any Stockholder whether to tender any Shares.

For additional information or copies of the enclosed material, please contact Georgeson Inc. (the “Information Agent”) toll free at 1-877-847-1383 or, for banks and brokers, at 212-440-9800.

Very truly yours,
THE ASIA TIGERS FUND, INC.

Prakash A. Melwani
Director and President

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF THE ASIA TIGERS FUND, INC., THE INFORMATION AGENT, OR THE DEPOSITARY OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS OR USE ANY MATERIAL ON THEIR BEHALF WITH RESPECT TO THE OFFER, OTHER THAN THE MATERIAL ENCLOSED HEREWITH AND THE STATEMENTS SPECIFICALLY SET FORTH IN SUCH MATERIAL.